Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
National Bank Holdings Corporation:
We consent to the use of our reports dated February 27, 2014, with respect to the consolidated statements of financial condition of National Bank Holdings Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of National Bank Holdings Corporation, incorporated by reference herein.

Denver, Colorado
May 7, 2014